



SPORTY DOG CREATIONS

All Natural Gourmet Hot Dogs That Lives Beyond The Bun.





OUR STORY.

We are a mom and daughter team. With a passion for food and sports. Putting these two things together have allowed us to have fun enjoying the work we do through serving quality food and service.



WHY HOT DOGS?

Hot dogs are fun to eat but not so healthy and in order to fully appreciate its value to american dining there is a need to curb its unhealthy appeal and make hot dogs more bold and exciting.

This makes us pretty unique despite the toppings we serve from strawberries and pineapples to olives, mushrooms and our very own house pickle! We aim to make eating food fun with our ''sport your dog'' concept that surpasses traditional hot dog into a,creative and fun experience that allows the customer to build their own dog to personal taste.

We also have a vegan dog and was the first to test this in the Baltimore Vegan market. It has been a huge success that we have added other options to our menu to include, vegan chili, pickles and house made chips.

Sporty Dog Creations is a healthier hot dog to a larger audience that engages social conversation, while serving up a healthier personal experience that goes beyond the norm.

WHAT'S IN IT?

Vegan Dog
White Beans, Blue Potatoes, Potato Starch, Vital Wheat Gluten, Nutritional Yeast and select spices makes our vegan dog a great vegetarian option.

All Natural Beef Dog
All Natural Farm Fresh Beef and select spices is what goes into our beef dog. There's no additives, no preservatives and no nitrates ever.



WE CAN CATER, POP UP OR VEND ANY EVENT.

Catering
select menu that meet the quality and standards for serving your client or customer base.

Pop Up
Branded services for corporate, private, casual or sporting events, that can be set up outdoors or indoors.

Vend
We bring our staff to assume large public or private events with our a fun menu that covers the basics.

Phone: 667.212.4786 | Email: staff@sportydogcreations.com | Website: www.sportydogcreations.com





SPORTY DOG CREATIONS

All Natural Gourmet Hot Dogs That Lives Beyond The Bun.





HOW ARE WE DIFFERENT?

Sporty Dog Creations is a new, fun and exciting twist to eating hot dogs. We are not a hot dog but rather something between a hot dog and a brat. This makes us pretty unique despite the toppings we serve from strawberries and pineapples to olives, mushrooms and our very own house pickle!

Our dogs are always served all fresh and all natural and we offer our customers a customizable hot dog experience but also that our dogs are handcrafted and not manufactured which is the highlight of eating good food. We assume the making of every dog in our kitchen to ensure the quality of food we serve.

No other hot dog or brat receives the attention we give to ensure we are meeting quality standards, not because we are in business but because we also love eating good, quality food that can be accessible in every and all consumer markets.

IN THE NEWS

Baltimore Magazine
August 2018
Baltimore Sun
Just Call me Chef October 2018

Events participated in

Food Truck Rally

Impact Hub Market

Barcstober Fest

Integrative Health Wellness Holiday Market

WHAT MAKES US SPORTY?

We are sporty because of our food and service offers consumers to personalize their dog to taste from our farm fresh "bar style" toppings.

We also offer our specialty dogs that are already customized with toppings that sports local home team names such as the Ravens Dog, with red cabbage curry slaw and caramelized onions or our Baltimore Black Sox Dog with Black Eyed Pea Chili and Pickled Red onions.

This allows for consumers to take part in creating their own dog from the all natural offerings we provide and gives us an advantage in a robust market of growing healthy food options.

Our organically, all natural and all fresh products will help shape the future of eating which has already been guided by the reduction of processed foods and non-GMO options.

It is our objective to meet the demands of millennials and health conscious eaters who love fun foods but prefer quality over calories.

AVERAGE HOT DOG SALE

All Natural Beef 5 pk $7.99 13.8 (oz) net wt
Vegan Dog 5 pk $8.99 14.2 (oz) net wt

CONNECTED TO THE COMMUNITY.

Sport Dog began from local community farmers markets where we sourced our farm fresh produce used to top our hot dogs.

We contuinue to thrive on our community presence and using the freshest of ingredients. Because our hot dogs are from fresh beef it maintains a short shelf life but retains its natural quality.

TESTIMONIALS

I've never had a better hot dog! Whether you go for the all natural nitrate free beef or the vegan dog, the seasonings are spot on and they are cooked to perfection! The choice of toppings is great (I personally love a combo of corn, tomato, and sauteed onion, but the specialty dogs I've tried are a surprisingly wonderful mix of flavors!). And--I recently picked up a pack to cook at home for weeks I can't visit them!!!
- Brett Robinson June 2018

Had my first sporty dog creations all beef hot dog today at the farmers market and it was amazing!
- Connie Valkenburg July 2018

Sporty Dogs are the best delicious all natural hot dogs you got to try one they are soooo good and so is the healthy homemade rolls.

-Wanda Kimball